December 20, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attn:	Jonathan Wiggins, Staff Accountant

Re:	Industrial Income Trust Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 9, 2012

File Number: 000-54372

Dear Mr. Wiggins:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on December 12, 2012 (the “Comment Letter”), with respect to the Industrial Income Trust Inc. (the “Company”) Form 10-K for the year ended December 31, 2011, filed on March 9, 2012 (the “Form 10-K”). For ease of review, we have transcribed the comments being addressed and our respective responses to the comments below.

Form 10-K for the year ended December 31, 2011

Cautionary Statement Regarding Forward-Looking Statements, page ii

1.	We refer to the first sentence in this section, which states that any statements “that are not historical facts … are forward-looking statements.” This definition of forward-looking statements is too broad. Please include a revised definition in your response letter and include such definition in future filings.

Response:

In future filings that include forward-looking statement safe harbor disclosure, the following paragraph, or a paragraph substantially similar to the following paragraph, will be included instead of the paragraph referenced in the Commission’s comment:

This Annual Report on Form 10-K includes certain statements that may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements relate to, without limitation, rent and occupancy growth, general conditions in the geographic area where we operate, our future debt and financial position, our future capital expenditures, future distributions and acquisitions (including the amount and nature thereof), other developments and trends of the real estate industry, business strategies, and the expansion and growth of our operations. Forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “project,” or the negative of these words or other comparable terminology. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.

Mr. Jonathan Wiggins

December 20, 2012

Item 2. Properties, page 38

2.	Please tell us the average effective annual rent per square foot for your portfolio and include such data in your future Exchange Act filings.

Response:

At December 31, 2011, the average effective annual rent per square foot of our total portfolio, calculated by dividing total annualized base rent by total leased square footage, was approximately $4.50. In future filings made pursuant to the Securities Exchange Act of 1934, as amended (“Exchange Act”), we will include the average effective annual rent per square foot for our total portfolio.

3.	We note that your leases are typically triple net leases. Please include data on tenant ratings in your future Exchange Act filings.

Response:

Although our leases are typically triple net leases, we believe we have managed our risk such that the default of one or more individual customers (tenants) would not have a significant impact on our operations by building a diverse customer base. As of September 30, 2012, we had 329 customers and none of our customers individually accounted for more than 10% of our annualized base rent. In fact, only two customers, Amazon.com and Home Depot USA Inc., individually accounted for more than 5% of our annualized base rent. Most of our 329 customers have not been rated by a nationally recognized statistical rating organization, so in most cases we evaluate the creditworthiness and financial strength of our customers by reviewing information about the customers that we request and that is otherwise available to us publicly. Accordingly, in future Exchange Act filings, we will include the following disclosure about our evaluation of prospective tenants:

The majority of our customers do not have a corporate credit rating. However, we evaluate the creditworthiness and financial strength of prospective tenants based on certain financial, operating and business plan information that is provided to us by such prospective tenants, as well as other market and economic information that is generally publicly available.

4.	We refer to the Lease Expirations table on page 40. In your future Exchange Act filings, please include the number of tenants whose leases will expire in each year.

Response:

In future Exchange Act filings, we will include the number of leases that are scheduled to expire in each year.

Mr. Jonathan Wiggins

December 20, 2012

Item 7. Management’s Discussion and Analysis and Results of Operations, page 49

5.	We note your disclosure on page 54 includes aggregate FFO and aggregate distributions for the year ended December 31, 2011. In future Exchange Act filings, please include aggregate FFO and aggregate distributions paid since inception.

Response:

In future Exchange Act filings, we will include the aggregate FFO and aggregate distributions paid since inception.

Pro Form Financial Information (unaudited), page 74

6.	Please tell us how you determine that the estimates of incremental revenue, and any other estimates used in creating pro forma adjustments, are factually supportable as required by Article 11 of Regulation S-X.

Response:

The pro forma financial information was prepared in accordance with Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” specifically paragraph ASC 805-10-50-2(h). The pro forma financial information included the following factually supportable pro forma adjustments:

•

Rental Revenue Adjustment: Includes (i) base rent per the terms of the acquired leases presented on a straight-line basis and (ii) reimbursement and other revenue, which consists primarily of rental expense recoveries, and is determined based on the acquired customer’s historical reimbursement and other revenue.

•	Rental Expense Adjustment: Determined based on the acquired property’s historical operating expenses, insurance, expense, and property management fees.

•	Depreciation and Amortization Expense Adjustment: Calculated based on the purchase price of the acquired property.

•

Asset Management Fees Adjustment: Calculated as though the properties acquired had been managed by Industrial Income Advisors LLC, the Company’s Advisor. The management fee consists of a monthly fee of one-twelfth of 0.80% of the aggregate cost (including debt, whether borrowed or assumed), before non-cash reserves and depreciation of each real property asset within the Company’s portfolio.

•

Acquisition-Related Expenses Adjustment: Expenses incurred by the Company related to the property acquisitions. The current period pro forma net loss excludes the acquisition-related expenses and the prior period pro forma net loss includes the acquisition-related expenses to reflect these costs as if the acquisitions had been completed as of January 1, 2010.

•	Interest Expense Adjustment: Calculated based on the terms of the mortgage notes payable as if these financings were outstanding as of January 1, 2010.

Mr. Jonathan Wiggins

December 20, 2012

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The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions, please feel free to contact me at tmcgonagle@industrialincome.com or (303) 228-2200.

Regards,

/s/ Thomas G. McGonagle
Thomas G. McGonagle
Chief Financial Officer and Treasurer

cc:	Judith D. Fryer, Esq., Greenberg Traurig, LLP

Alice L. Connaughton, Esq., Greenberg Traurig, LLP